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                                                                 Exhibit (a)(11)


         FORM OF E-MAIL LETTER FROM ARTHUR D. CHADWICK, VICE-PRESIDENT, FINANCE AND ADMINISTRATION, CHIEF FINANCIAL OFFICER AND SECRETARY,
    PINNACLE SYSTEMS, INC., TO CERTAIN EMPLOYEES, AS SENT ON DECEMBER 3, 2001
               AT APPROXIMATELY 4:30 P.M., PACIFIC STANDARD TIME.


To Certain Pinnacle Systems, Inc. Employees:

Congratulations!

I am pleased to inform you that you have been granted additional Pinnacle Stock Options by our Board of Directors. This is a special grant in recognition of your hard work and dedication to our company. As only a select number of employees have been granted new shares at this time, please keep this confidential, out of respect for others.

     This new grant was issued on November 28, 2001 at a "strike price" of $4.74. It has been entered into the system so you can review details, including the number of shares, in your OptionsLink account at www.optionslink.com. The official paperwork will be sent to you shortly.

     Last week Pinnacle also announced the details of a Stock Option Exchange Program, in which employees may exchange currently held stock options for new options to be granted in six months and one day. If you wish to participate in this Exchange Program, you must exchange all options granted to you since May 16, 2001, and up until the cancellation date (estimated to be December 18, 2001). This means that the November 28, 2001, options noted above must be included if you participate in the Option Exchange Program.

     I you have any questions, please feel free to contact me, Melanie Sherk, or Kristen Corcoran.